

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2016

<u>Via E-Mail</u>
Colm Wrynn
Chief Executive Officer
NaturalNano, Inc.
13613 Gulf Boulevard
Madeira Beach, Florida 33738

> **Re: NaturalNano, Inc.**
> **Amended Form 8-K**
> **Filed September 1, 2016**
> **File No. 000-49901**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2016**
> **File No. 000-49901**

Dear Mr. Wrynn:

We issued comments to you on the above captioned filing on September 27, 2016. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 18, 2016.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Alfred Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction